EXODUS MOVEMENT, INC.

April 6, 2021

VIA EDGAR

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Sonia Bednarowski and J. Nolan McWilliams

Re: Exodus Movement, Inc.
Offering Statement on Form 1-A
File No. 024-11468

Qualification Request
Requested Date:  Thursday, April 8, 2021
Requested Time: 9:00 a.m. (Eastern time),
or as soon thereafter as practicable

Ladies and Gentlemen:

Pursuant to Rule 252(e) of Regulation A promulgated under the Securities Act of 1933, as amended, Exodus Movement, Inc. (the “Company”) hereby requests that the above-referenced Offering Statement on Form 1-A (File No. 024-11468) (the “Offering Statement”) be declared qualified at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”).

Once the Offering Statement has been declared qualified, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, Professional Corporation, by calling Robert H. Rosenblum at (202) 973-8808 or, in his absence, Johanna Collins-Wood at (212) 497-7707.

In making this request, the Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

Very truly yours,

Exodus Movement, Inc.

Jon Paul Richardson
Chief Executive Officer

cc:	Robert H. Rosenblum, Wilson Sonsini Goodrich & Rosati, P.C.
Amy B. Caiazza, Wilson Sonsini Goodrich & Rosati, P.C.
Chris F. Fennell, Wilson Sonsini Goodrich & Rosati, P.C.
Johanna Collins-Wood, Wilson Sonsini Goodrich & Rosati, P.C.